UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 7)
STATS ChipPAC Ltd.

(Name of Subject Company (issuer))
Singapore Technologies Semiconductors Pte Ltd
a wholly-owned subsidiary of
Temasek Holdings (Private) Limited

(Names of Filing Persons (Offerors))
Ordinary Shares, including Ordinary Shares represented by
American Depositary Shares (each representing ten Ordinary Shares)

(Title of Class of Securities)
CUSIP No. 85227G102

(CUSIP Number of Class of Securities)
Lena Chia, Managing Director
Legal & Regulations
Temasek Holdings (Private) Limited
60B Orchard Road
#06-18 Tower 2
The Atrium@Orchard
238891
Singapore
Telephone: (65) 6890-7188

(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)
COPY TO:
David W. Hirsch
Cleary Gottlieb Steen & Hamilton LLP
One Garden Road
Bank of China Tower
Hong Kong
Telephone: (852) 2532-3731
Calculation of Filing Fee

Transaction valuation* $1,494,980,186.70	Amount of filing fee** $45,895.89
*Estimated for purposes of calculating the amount of filing fee only. The calculation assumes the purchase of all outstanding ordinary shares of STATS ChipPAC Ltd., a company organized under the laws of Singapore, other than the shares owned by the Offerors, at a purchase price of S$1.75 per share, net to the seller in cash. As of March 9, 2007, there were 2,016,277,910 ordinary shares outstanding, of which 712,228,050 shares are owned by the Offerors. As a result, this calculation assumes the purchase of 1,304,049,860 shares. The transaction valuation of S$2,282,087,255.00 has been translated at US$1.00=S$1.5265, the Bloomberg composite U.S. dollar to Singapore dollar exchange rate at the close of the New York market on March 12, 2007.
**The amount of filing fee, calculated in accordance with Rule 240.0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 6 for fiscal year 2007, equals $30.70 per $1,000,000 of the transaction value, or $45,895.89.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$45,895.89
Form or Registration No.:	Schedule TO-T
Filing Party:	Singapore Technologies Semiconductors Pte Ltd
Date Filed:	March 16, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

X	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

X	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

SEC2559 (6-05)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 12. Exhibits.
SIGNATURES
EXHIBIT INDEX
EX-99.(a)(1)(xxii) Extension of Closing Date Announcement, dated April 13, 2007
EX-99.(a)(1)(xxiii) Press Release, dated April 13, 2007
EX-99.(a)(1)(xxiv) Announcement of Offer Being Declared Unconditional in All Respects, dated April 13, 2007
EX-99.(a)(1)(xxv) Press Release, dated April 13, 2007
     This Amendment No. 7 amends and supplements the Tender Offer Statement and Rule 13E-3 Transaction Statement filed under cover of Schedule TO (this “Schedule TO”) with the Securities and Exchange Commission (“SEC”) on March 16, 2007 by Singapore Technologies Semiconductors Pte Ltd (“STSPL”), a company incorporated under the laws of Singapore and a wholly-owned subsidiary of Temasek Holdings (Private) Limited, a company incorporated under the laws of Singapore (“Temasek”), and by Temasek. This Schedule TO relates to the offer by STSPL to purchase all outstanding ordinary shares (“Ordinary Shares”) (including Ordinary Shares represented by American Depositary Shares) of STATS ChipPAC Ltd., a company organized under the laws of Singapore (the “Company”), not owned by Temasek or STSPL, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 16, 2007 (the “Offer to Purchase”), and the related Form of Acceptance and Authorisation, Form of Acceptance and Transfer and Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the “Offer”).

     At or about 3:30 p.m. Singapore time, 3:30 a.m. New York City time, on April 13, 2007, STSPL posted an announcement on SGXNET, attached as Exhibit (a)(1)(xxii) hereto, and subsequently issued a press release, attached as Exhibit (a)(1)(xxiii) hereto, announcing that the Offer had been extended to, and would close at, 5:30 p.m. Singapore time, 5:30 a.m. New York City time, on Monday, April 16, 2007, unless extended further. Although, as of 1:30 p.m. Singapore time, 1:30 a.m. New York City time, on April 13, 2007, STSPL and its concert parties owned, had acquired or had received valid acceptances of the Offer in respect of a total of 1,221,765,509 Ordinary Shares (including Ordinary Shares represented by ADSs) representing approximately 60.5% of the outstanding Ordinary Shares and 51.9% of the maximum potential issued share capital of the Company, the Offer was extended as withdrawals of acceptances were permitted until 3:30 p.m. Singapore time, 3:30 a.m. New York City time, on Friday, April 13, 2007.
     At or about 8:00 p.m. Singapore time, 8:00 a.m. New York City time, on April 13, 2007, STSPL posted an announcement on SGXNET, attached as Exhibit (a)(1)(xxiv) hereto, and issued a second press release, attached as Exhibit (a)(1)(xxv) hereto, announcing that the Offer has been declared unconditional in all respects as of 3:30 p.m. Singapore time, 3:30 a.m. New York City time, on Friday, April 13, 2007, and that the subsequent offering period has commenced. The subsequent offering period will remain open for acceptances until 5:30 p.m. Singapore time, 5:30 a.m. New York City time, on Monday, April 30, 2007, unless the Offer is extended further. During this period, security holders may continue to accept the Offer on the same terms and conditions, but withdrawals of acceptances are not permitted. This Amendment amends the disclosure in Item 4 (“Terms of the Transaction”) to reflect the new closing date.
     As of 5:00 p.m. Singapore time, 5:00 a.m. New York City time, on April 13, 2007, valid acceptances of the Offer had been received and not withdrawn in respect of 653,713,539 Ordinary Shares (including Ordinary Shares represented by 28,874,904 ADSs), representing 32.4% of the outstanding Ordinary Shares and 27.8% of the maximum potential issued share capital of the Company. Including the 712,228,050 Ordinary Shares (including Ordinary Shares represented by ADSs) held by STSPL and the 182,000 Ordinary Shares held by STSPL’s concert parties prior to the commencement of the Offer, STSPL and its concert parties own, have acquired, or have received valid acceptances of the Offer in respect of, a total of 1,366,123,589 Ordinary Shares (including Ordinary Shares represented by ADSs), representing 67.6% of outstanding Ordinary Shares and 58.1% of the maximum potential issued share capital of the Company.
     As of 5:00 p.m. Singapore time, 5:00 a.m. New York City time, on April 13, 2007, valid acceptances of the Offer had been received and not withdrawn in respect of US$89,915,000 principal amount of the Convertible Subordinated Notes due 2008. No acceptances have been received in respect of the Convertible Notes due 2008.
     This Amendment also amends the disclosure in Item 8 (“Interest in Securities of the Subject Company”) and Item 11 (“Interest in Securities of the Subject Company”) of Item 13 (“Information Required by Schedule 13E-3”) of the Schedule TO to reflect STSPL’s beneficial ownership of 1,366,123,589 Ordinary Shares (including Ordinary Shares represented by ADSs), representing 67.6% of the outstanding Ordinary Shares.

Item 12.	Exhibits.

Exhibit (a)(1)(xxii)	Extension of Closing Date Announcement, dated April 13, 2007
Exhibit (a)(1)(xxiii)	Press Release, dated April 13, 2007
Exhibit (a)(1)(xxiv)	Announcement of Offer Being Declared Unconditional in All Respects, dated April 13, 2007
Exhibit (a)(1)(xxv)	Press Release, dated April 13, 2007

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: April 13, 2007

SINGAPORE TECHNOLOGIES SEMICONDUCTORS PTE LTD

By:	/s/ Lena Chia Yue Joo
Lena Chia Yue Joo
Director

TEMASEK HOLDINGS (PRIVATE) LIMITED

By:	/s/ Lena Chia Yue Joo
Lena Chia Yue Joo
Managing Director Legal & Regulations

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

Exhibit (a)(1)(xxii)	Extension of Closing Date Announcement, dated April 13, 2007
Exhibit (a)(1)(xxiii)	Press Release, dated April 13, 2007
Exhibit (a)(1)(xxiv)	Announcement of Offer Being Declared Unconditional in All Respects, dated April 13, 2007
Exhibit (a)(1)(xxv)	Press Release, dated April 13, 2007